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WRITER’S DIRECT LINE
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078489-0103

July 20, 2006

Pamela Long, Assistant Director

Andrew Schoeffler, Staff Attorney

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:          Liquidmetal Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File Number 333-130251

Dear Ms. Long and Mr. Schoeffler:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Form S-1 Registration Statement that was originally filed by the Company on December 9, 2005 (the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments to the Registration Statement, the Form 10-K/A for the fiscal year ended December 31, 2005, and the Form 10-Q/A for the fiscal quarter ended September 30, 2005, as set forth in the Staff’s letter of May 15, 2006. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Amendment No. 1 to Registration Statement on Form S-1

General

1.             We read your response to comment three of our letter dated January 5, 2006 and reissue this comment with respect to the second paragraph on the cover page of your prospectus. In this regard, we note that Rule 416 of Regulation C may not be used to register for resale an indeterminate number of shares resulting from the operation of a conversion formula.

RESPONSE:        In response to this comment, the Company has revised that paragraph so that it now reads:  “This prospectus also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends, or similar transactions.”  This change is contained on the outside prospectus cover page.

2.             We read your response to comment four of our letter dated January 5, 2006. It does not appear that you revised footnote (3) on page 23 as you detailed in this response. Please revise accordingly.

RESPONSE:        In response to this comment, the Company has deleted the last two sentences of footnote (3), which now appears on page 25. Incidentally, for the information of the Staff, please note that the number of shares being registered on this Registration Statement has been revised to 11,614,322 (compared to 11,448,998 reflected in Amendment No. 1 to the Registration Statement). This change is solely a result of the fact that, in Amendment No. 1, the number of warrants that expired on March 31, 2006 had been incorrectly calculated too high (leaving more warrants unexpired), and this calculation error has been corrected and reflected in Amendment No. 2.

3.             We note the disclosure in your Form 8-K filed on April 25, 2006. Please revise your prospectus accordingly.

RESPONSE:        Please be advised that the Company has made the following changes in connection with this comment:

•              The Company deleted the risk factor (previously found on pages 17 and 18 of Amendment No. 1) entitled “We are currently a defendant in several stockholder class-action lawsuits and derivative actions.”

•              On page 67, in the “Material Legal Proceedings” section, the Company modified the disclosure to include information regarding the settlement similar to the information included in the Form 10-Q for the quarter ended March 31, 2006, as filed on May 10, 2006

•              On pages F-45 and F-46, in the “Commitments and Contingencies” note (Note 22), the Company modified the disclosure to include information regarding the settlement. The Company also included disclosure regarding the settlement in Note 26 (in the “Subsequent Events” note), which appears on pages F-48 and F-49 of newly filed Amendment No. 2.

Our convertible notes and warrants contain anti-dilution provisions. . . , page 17

4.             Please revise to illustrate the potential dilution resulting from the triggering of the anti-dilution provisions.

RESPONSE:        The Company has added language at the end of this risk factor illustrating the potential consequences under the anti-dilution rights of the Company raising specified levels of funding at various prices. See the end of the carry-over paragraph on page 20 of Amendment No. 2.

Forward-Looking Statements, page 8

5.             Please delete the statement in the fourth sentence of the first paragraph regarding security holder reliance, as this statement suggests you do not have responsibility under the federal securities laws for all of the information contained in your prospectus.

RESPONSE:        In response to this comment, we deleted the following language from the fourth sentence of the first paragraph:  “and undue reliance should not be placed on these statements.”  Please see the first paragraph on page 21 of Amendment No. 2.

Notes Payable, page F-21

6.             We note your response to comment 36 of our letter dated January 5, 2006 and your restatement to record the embedded conversion feature related to your August 2005 Notes as a liability. Please clarify for us the discerning components of the July 2007 Notes that make their conversion features conventional convertible instruments under EITF 00-19 as compared to the August 2005 Notes.

RESPONSE:        The Company advises the Staff that the Company has restated its consolidated financial statements for the 2004 and 2005 fiscal years, the first, second, and third quarters of 2004 and 2005, and the first quarter of 2006 in order to record the embedded conversion feature relating to the July 2007 Notes. The restated consolidated financial statements are included in amendments filed on the date hereof to the following periodic reports:

•        Form 10-Q for the quarterly period ended March 31, 2004 (as filed on December 22, 2004);

•        Form 10-Q for the quarterly period ended June 30, 2004 (as filed on January 3, 2005);

•        Form 10-Q for the quarterly period ended September 30, 2004 (as filed on January 13, 2005);

•        Form 10-K for the fiscal year ended December 31, 2004 (as filed on March 30, 2005 and previously amended on May 10, 2005 and March 16, 2006);

•        Form 10-Q for the quarterly period ended March 31, 2005 (as filed on May 16, 2005 and previously amended on March 16, 2006);

•        Form 10-Q for the quarterly period ended June 30, 2005 (as filed on August 15, 2005 and previously amended on August 30, 2005 and March 16, 2006);

•        Form 10-Q for the quarterly period ended September 30, 2005 (as filed on December 1, 2005 and previously amended on March 16, 2006);

•        Form 10-K for the fiscal year ended December 31, 2005 (as filed on March 16, 2006 and previously amended on March 31, 2006 and April 25, 2006); and

•        Form 10-Q for the quarterly period ended March 31, 2006 (as filed on May 10, 2006).

On the date hereof, the Company also filed a Form 8-K disclosing the restatement, and the restated financial statements are also included in Amendment No. 2 filed herewith.

Form 10-K/A for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 3

7.             We refer you to comment 45 of our letter dated January 5, 2006 and note that it does not appear that you complied with comment 13 of our letter dated January 5, 2006. Please revise the fifth paragraph accordingly. Please also comply with this comment on pages 14, 15, and 36 of your Form 10-Q/A for the fiscal quarter ended September 30, 2005.

RESPONSE:        The Company has revised the above-reference language in the amended 2005 Form 10-K filed on the date hereof, as well as in the amended Form 10-Q for the third quarter of 2005 filed on the date hereof, to remove any suggestion that the SEC may have provided advice to the Company.

8.             We note your disclosure controls and procedures were “not effective” as of December 31, 2005 based primarily on the noted material weaknesses in internal control over financial reporting, yet you disclose in your updated Management’s Assessment of Internal Control Over Financial Reporting that the material weaknesses were remediated as of December 31, 2005. Please explain why your disclosure controls and procedures were “not effective” in light of your assessment of “effective” internal controls over financial reporting as of December 31, 2005.

RESPONSE:        In the amended Form 10-K for 2005 filed on the date hereof, the Company has revised Item 9A thereof to state that management’s conclusion regarding the ineffectiveness of its disclosure controls and procedures as of December 31, 2005 was based on the identification of a material weakness in the Company’s disclosure controls and procedures with respect to analyzing debt and equity instruments to identify potential embedded derivatives and any required accounting entries and disclosures pertaining to embedded derivatives.

Exhibit 5.1

9.             We note the qualification in the first sentence of the third paragraph. Please be advised that counsel must opine on the corporate laws of the jurisdiction of the incorporation of your company. In this regard, it appears that your company is incorporated in the State of Delaware. Please have counsel revise its opinion to opine on the corporate laws of the State of Delaware.

RESPONSE:        The opinion has been revised to state that counsel is opining on the laws of the State of Delaware.

10.          We note the qualification set forth in the second sentence of the third paragraph. Counsel may not limit its opinion in this manner. Please have counsel revise its opinion accordingly.

RESPONSE:        The second sentence of the third paragraph of the previously filed form of opinion has been deleted.

*              *              *              *

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses to your letter.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely